Mail Stop 4561

September 21, 2006

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

> **Re:** **Republic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for the Quarters Ended March 31 and June 30, 2006**
> **File No. 0-24649**

Dear Mr. Sipes:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 56

1. We note your risk factor disclosure on page 15 that your "Overdraft Honor" program represents a significant business risk, and if the company terminated the program it would materially impact earnings. We further note your disclosure

that under regulatory guidelines, this service is not considered an extension of credit. In future filings, please disclose the following:

- the terms of your overdraft programs, including how you determine the amount of the fees and the length of time over which customers accounts may remain in overdraft;
- whether you charge overdraft fees as a one-time fee per occurrence or based on the passage of time and/or amount of the overdraft;
- how you report the overdrawn balances in your financial statements;
- your basis for including the overdraft fees in noninterest income;
- how you assess collectibility of the overdrawn balances and assessed fees; and
- quantify, either in your financial statement footnotes or MD&A, the total dollar amount of overdrawn accounts as of each balance sheet date and the total amount of overdraft fees assessed during the periods presented.

Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs issued by the federal banking regulators and the instructions for Call Report Schedules RI and RC-C. Please provide us with your proposed future disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Management's Discussion and Analysis

Noninterest Income, page 34

2. We note your disclosure regarding your first ever securitization of a portion of the RAL portfolio. In future filings, please disclose the following:

- how and when you determine to classify loans to be sold as held-for-sale;
- the general terms and structure of the securitization transaction;
- how you determine that the securitization transaction meets each of the criteria of paragraph 9 of SFAS 140 to qualify for sales accounting treatment;
- the nature of and extent of your continued involvement in the assets securitized;
- your basis for including credit losses in determining the amount of the gain on sale; and
- your basis for recognizing subsequent recoveries as gains on sale.

Please provide us with your proposed future disclosure.

3.   Please provide us with your journal entries and supporting calculations for when you classified the loans as held-for-sale, securitized the loans, and recognized charge-offs and recoveries of securitized loans.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief